

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

September 18, 2015

<u>**Via Email**</u>
Aneliya Crawford, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **Casella Waste Systems, Inc.**
> **Preliminary Proxy Statement filed on Schedule 14A by JCP**
> **Investment Management, LLC, et al**
> **Filed September 10, 2015**
> **File No. 000-23211**
>
> **Definitive Additional Soliciting Materials on Schedule 14A filed by**
> **JCP Investment Management, LLC, et al.**
> **Filed September 10, 2015**
> **File No. 000-23211**

Dear Ms. Crawford:

We have reviewed your filings and have the following comments.

<u>Definitive Additional Soliciting Materials filed September 10, 2015</u>

1. Specific disclaimers of anti-fraud liability are contrary to the policies underpinning the federal securities laws. Please ensure that all future filings clarify that the participants are responsible for the information in filings made by them. In this regard, we note a series of inappropriate disclaimers on page 2 of the presentation, inclusive of a disclaimer that purports to disclaim liability for information in <u>any</u> SEC filing.

2. Disclosure throughout the slide presentation fails to qualify the participants' assertions regarding a variety of issues as their opinion or belief. Please refer generally to Rule 14a-9, refrain from filing soliciting materials that contain unqualified or unsupported statements and revise <u>all </u>future filings consistent with the comment.

3. Refer to the prior comment. We remind you that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please revise your disclosure and provide support for

assertions made. For example, please characterize as your opinion <u>and</u> provide us with support for the statements you make on pages 4-7, 9-11, 16, 20-21, 29-30 and 36. Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. <u>Mark</u> any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

4. We note the comparisons made throughout the presentation to the IPO price and the current share price. The disclosure in these materials and in the proxy statement implies or asserts a direct co-relation between management of the company and the share price decline. Please revise future filings, including future amendments to the preliminary proxy statement, to acknowledge the myriad of external factors that may also factor into share price movement over a period of time, inclusive of general industry or market trends.

5. Further to our comment above. We note the emphasis in the materials on 10-year share performance and a total shareholder return metric. In future filings, provide further balance to your disclosure each time a particular timeframe is highlighted. Explain why the timeframe referenced is the most appropriate as compared to alternate timeframes. In this regard, we note that the company's share price performance has compared favorably in other year timeframes against the "Most Similar Competitors" group, yet your disclosure chooses to highlight underperformance with respect to the 10 year timeframe and as compared to the S&P 500. Refer generally to Rule 14a-9.

6. Please refer to page 6. Please provide context in future filings, including amendments to the proxy statement, regarding how companies listed as the "most similar competitors" were chosen. Reference, for example, the quantitative or qualitative benchmarks you are using for purposes of the comparison.

7. Please refer to page 36. Your disclosure implies a nexus between the election to the board of your nominees and subsequent positive outcomes at the Pantry. Please avoid making unsupported statements and ensure future disclosure clarifies that there can be no assurance regarding the future performance at any company to which your nominees are elected. Refer generally to Rule 14a-9.

<u>Preliminary Proxy Statement</u>

8. Please include information as of the most reasonable practicable date and fill in all blanks. For example, revise to update information required by Item 5(b) of Schedule 14A.

9.   Please ensure disclosure regarding the beneficial ownership of the participants is updated and consistently presented. For example we note reference to beneficial ownership of 2,326,670 shares on page 1, which differs from the 2,286,670 totals referenced elsewhere.

10.   Please revise to remove statements that imply a nexus between the election of your nominees and the creation of an "ultimate[ly] more profitable and valuable company…" Refer generally to Rule 14a-9.

Background to the Solicitation, page 2

11.   Please correct the description of the April 28, 2015 materials you make regarding total shareholder return comparative metrics. For example, clarify the group against which you are comparing the company's performance, given that there is a material distinction in the company's comparative share price performance vis-à-vis each of the groups in the table (i.e., the "Most Similar Competitors", 2014 CWST Proxy Group, or S&P 500 Index). Refer to Rule 14a-9.

Reasons for the Solicitation, page 4

12.   The basis for your statement as to Casella's "dismal absolute and relative stock price performance", which appears under the table on page 5 is not readily apparent. We note that as compared to both the 2014 CWST Proxy Group and Most Similar Competitors group over 1 year, the company's share price performance was relatively better. Please revise or advise.

13.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. For example, please revise your disclosure and identify as your opinion and/or provide support for the following non-exclusive list of assertions:

- unqualified assertions, which are presented as facts, that your nominees are highly-qualified;
- unqualified assertions, which are presented as facts, regarding the poor corporate governance under the oversight of the company's board; and,
- assertions regarding the "persistent destruction of shareholder value".

Proposal No. 1…., page 8

14.   Please clarify whether the nominees have any specific plans if elected. In this regard, we note the proposals that JCP submitted to the company during the course of settlement discussions. If the nominees do not have specific plans, please revise to clearly state this fact.

15.   Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the

biographies to ensure that you completely describe each individual's business experience for the past five years and disclose the dates of experience by <u>month</u> and <u>year</u>. We note gaps in the biographical information provided for both nominees.

16. Please refer to our prior comment. The basis for the statements regarding Mr. Pappas' "significant" experience in the valuation and management of investment securities and in investment banking and corporate finance, are not readily apparent based on the disclosure provided. Please revise or advise and provide additional support for the statements.

17. You disclose that the participants are reserving the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute and/or additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

<u>Solicitation of Proxies, page 16</u>

18. We note that JCP intends to seek reimbursement for the expenses associated with the solicitation. Revise to clarify the circumstances in which you will seek reimbursement. For example, will you seek reimbursement even if your solicitation is unsuccessful?

19. We note that you plan on soliciting requests by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

20. Further to our comment above. Please inform us of whether you also plan to solicit requests via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

*　　　*　　　*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions